EXHIBIT 99.1

North American Construction Group Ltd. Third Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, Oct. 21, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the third quarter ended September 30, 2024 on Wednesday, October 30, 2024 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, October 31, 2024, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 86919

A replay will be available through November 29, 2024, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 86919
Playback Passcode: 86919

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: North American Construction Group Ltd. Third Quarter Results Conference Call Registration (onlinexperiences.com)

A replay will be available until November 29, 2024, using the link provided.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca